Summary of updates submitted March 17th, 2026:

-       In Schedule A,
- 1 Principal added – Rahul Dhumale in his new role as Chief Risk Officer, Investment Bank & Non-Core Legacy

- 3 Principals removed (Markus Ronner; Dan Persson; Jeffrey Scott)

- Existing principal's title updated to reflect current status: Beatriz Martin, Group Chief Operating Officer

- Existing principal's missing CRD# provided (Anthony Sweetman)

Also attached is an updated UBS AG 7-R